UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2008

Commission File Number
                        000-30678

GLOBAL SOURCES LTD.
(Translation of Registrant's Name into English)

Canon’s Court
22 Victoria Street
Hamilton, HM 12, Bermuda
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or          Form 40-F.

Form 20-F....X.... Form 40-F........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes........ No....X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Changes in Registrant’s Certifying Accountants

With effect on August 22, 2008, the Company engaged PricewaterhouseCoopers (“PwC”) to serve as its new principal independent accountant in connection with the audit of its financial statements for the financial year ended December 31, 2008.  The removal of Ernst & Young LLP and the engagement of PwC as the Company’s principal independent accountants was recommended by the Company’s Audit Committee to the Board of Directors on July 14, 2008, based on a more competitive fee quote having been received from PwC, as compared with Ernst & Young LLP’s fee quote.  The Board of Directors at their meeting on July 14, 2008 agreed with the Audit Committee’s recommendation, and decided to convene a special general meeting of the shareholders to consider and approve the proposed change in the Company’s principal independent accountants.  At the special general meeting of the shareholders held on August 22, 2008, the shareholders of the Company approved the removal of Ernst & Young LLP as the Company’s principal independent accountants, effective August 22, 2008, and the appointment of PwC as the Company’s new principal independent accountants for the financial year ending December 31, 2008, effective August 22, 2008 until the next annual general meeting of the Company.

During its financial year ended December 31, 2007 and 2006 and in the subsequent interim periods prior to the removal of Ernst & Young LLP with effect on August 22, 2008, neither the Company nor any of its subsidiaries consulted with PwC concerning (i) the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on the Company’s financial statements and no written or oral advice was provided by PwC that was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement or event, as set forth in Item 304(a)(1)(iv) of Regulation S-K.

Exhibits

Exhibit 1	Press Release dated August 22, 2008

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SOURCES LTD.
                             (Registrant)

                             By:  /s/ Eddie Heng Teng Hua
                         Name:  Eddie Heng Teng Hua
                         Title:  Director and Chief Financial Officer

Date: August 22, 2008